December 30, 2020

Via E-mail

Michael J. Choate
Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, IL 60602

       Re:     New York City REIT, Inc.
               Schedule TO-I/A filed December 29, 2020
               Schedule TO-I filed December 28, 2020
               File No. 5-90261

Dear Mr. Choate:

        The staff in the Office of Mergers and Acquisitions has conducted a limited review of your filings listed above. Our review is limited to the matters identified in the comments below.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in your initial Schedule TO-I filing.

Schedule TO-I filed December 28, 2020

Exhibit (a)(1)(A)     Offer to Purchase

When will the Offer expire? page 6

1. Clarify the date this Offer expires. In this section, you state that February 5, 2021 is the
   Expiration Date. However, on the cover page of the Offer to Purchase, you disclose that the
   Offer expires at 11:59 pm on January 27, 2021.
 Michael Choate, Esq.
Proskauer Rose LLP
December 30, 2020
Page 2

Conditions of the Offer, page 17

2. Refer to the second bullet point on page 18. All Offer conditions must be satisfied or waived as of the Expiration Date of the Offer, not the time of purchase of Class B Shares in the
   Offer. The condition related to the MacKenzie Offer, which expires after your Offer, must be satisfied or waived at the Expiration Date, not the date of payment for Class B Shares in this
   Offer. Please revise the language of this condition accordingly.

3. On page 18, revise to explain what is meant by a    limitation on prices for
   securities on any
   U.S. exchange. Alternatively, delete this language.

4. We note that you may terminate the Offer if completing it would cause you to fail to qualify for taxation as a REIT. Given the contemporaneous MacKenzie Offer, expand to explain what factors this determination will be based upon.

Miscellaneous, page 30

5. While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all Class B target security holders, wherever located. Refer to the all-holders provisions in Rule 13e-4(f)(8)(i) and the guidance in Release No. 33-8957
   (September 19, 2008). Accordingly, please revise to remove the statement here indicating that tenders will not be accepted from holders of Shares in certain jurisdictions.

                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions